February 22, 2013

VIA EDGAR

Allison White
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC  20549

RE:
Registration Statement on Form N-14 (SEC File No. 333-186260) for Combination of Certain Series of the Allianz Variable Insurance Products Fund of Funds Trust (the "Trust") with and into Corresponding Series of the Trust (SEC File Nos. 333-119867 and 811-21624)

Dear Ms. White:

On February 14, 2013, you provided telephonic comments regarding the above-referenced Registration Statement. This letter responds to those comments. The changes described below will be made in a pre-effective amendment to the Registration Statement, which we will file prior to the effective date of the Registration Statement (March 1), but after the Trust’s December 31, 2012, annual reports have been filed with the Commission. The pre-effective amendment also will include changes necessary to properly incorporate by reference the Trust’s December 31, 2012 annual reports, as well as any other changes necessary to conform to the final, audited year-end financials. As we discussed in our call, we will include an acceleration request with the pre-effective amendment seeking effectiveness at the earliest practicable date in March.

If you have any additional questions or comments, or if we have misinterpreted any of your comments, please let me know.

Comment:  You noted that the discussion of fees and expenses in the second Q&A does not conform to the discussion of fees and expenses in the tables on page 10; you asked that we reconcile these provisions.

Response:  We will make the change requested.

Comment:  You requested that we revise the third paragraph under How the Reorganization will Work on page 5 to make the paragraph more applicable to insurance products funds (i.e., the reference to bank authorizations does not seem to be appropriate).

Response:  We will make the change requested.

Comment:  Under Portfolio Turnover on page 10, you requested that we disclose the period for which portfolio turnover information is provided for the Acquired Funds, since those Funds have been in existence less than one year.

Response:  We will make the change requested.

Allianz Investment Management LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. www.allianzlife.com

Allianz Investment Management LLC is a registered investment adviser that is a wholly owned subsidiary of Allianz Life
Insurance Company of North America. This information is confidential and is intended only for the use of the individusl(s)
and/or entities named above. This information should not be copied, forwarded, or further disseminated.

Comment:  Under Performance on page 10, you requested that we remove the “Fusion” from "MVP Fusion Balanced Fund" to conform to the naming convention used elsewhere in the document.

Response:  We will make the change requested.

Comment:  You noted that the since inception performance for the Balanced Composite Index, on page 11, is higher than the corresponding performance for both of its components; you requested that we correct the numbers or explain how the composite performance could be better than the components.

Response:  The performance data presented for the Balanced Composite Index are correct. The reason is that the composite benchmark performance calculation includes a rebalancing to the original weighting at the end of each calendar quarter. As a result of the rebalancing, the composite performance is influenced by the relative monthly performance of the components as well as the changing weightings at each quarter-end, particularly over longer periods of time.

Comment:  Under Tax Status of Each Reorganization, on page 14, you requested that we disclose that the use of tax losses may be lost or limited by the combined fund as a result of the reorganization.

Response:  Language relating to the possible limitation of losses was not included in the Registration Statement because the Funds involved in the proposed reorganizations are variable product funding vehicles, and as a result the Fund shareholders effectively are able to defer tax on fund distributions and will be indifferent to the limitation or loss of tax losses. However, although do not think it necessary, we are willing to add language to the effect that “Although it is not expected to affect Contract Owners, each Fund participating in a Reorganization may, as a result of the Reorganization, lose the benefit of certain tax losses that could have been used to offset or defer future gains of the combined Fund, and the combined Fund will have tax attributes that reflect a blending of the tax attributes of each Fund at the time of the Reorganization.”

Comment:  Under Costs on page 16, you requested that we disclose whether repositioning costs are expected to be significant.

Response:  We will make the change requested.

Comment:  Under Householding on page 18, you requested that we remove “e” before “Notice of a Special Meeting.”

Response:  We will make the change requested.

Comment:  In the Capitalization Tables on page 20, you requested (1) that the net assets of the combined funds should be adjusted by the estimated amount of reorganization expenses and explained in a footnote, and (2) for Moderate only, that we confirm the adjustment to shares outstanding and for the combined fund, because the data in the table does not conform to the Pro Forma Statement of Assets and Liabilities.

Response:  We will make the changes requested.

Comment:  On the second page of the SAI, you requested that we (1) correct the referenced accession numbers, (2) correct the dates of annual reports incorporated by reference, (3) delete references to the annual reports for the Acquired Funds, and (4) add incorporation by reference to June 30, 2012 semi-annual reports for the Acquired and Acquiring Funds.

Allianz Investment Management LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. www.allianzlife.com

Allianz Investment Management LLC is a registered investment adviser that is a wholly owned subsidiary of Allianz Life
Insurance Company of North America. This information is confidential and is intended only for the use of the individusl(s)
and/or entities named above. This information should not be copied, forwarded, or further disseminated.

Response:  As noted above, we will file a pre-effective amendment to the Registration Statement prior to the effective date of the Registration Statement (March 1), but after the Trust’s December 31, 2012, annual reports have been filed with the Commission. This pre-effective amendment will incorporate by reference the Trust’s December 31, 2012 annual reports. We believe that this will correct each of the issues identified on page 2 of the SAI. I also exchanged voicemail messages with Tony Burak on this issue, and I understand that he agrees to this approach.

Comment:  In the Pro Forma Statement of Assets and Liabilities in the SAI for both reorganizations, you requested that (1) the net assets of the combined fund should be reduced by reorganization costs and explained in a footnote, and (2) we include a footnote to explain the adjustment to shares outstanding.

Response:  We will make the changes requested.

Comment:  In the Pro Forma Statement of Operations in the SAI for both reorganizations, you requested that we explain in a footnote the adjustment to the expenses waived.

Response:  We will make the change requested.

Comment:  In the Pro Forma Notes to Combining Financial Statements in the SAI for both reorganizations: (1) you requested that we revise the first paragraph of note 2 to correct the “as of” date of the Pro Forma financials, (2) you requested that we confirm the statement in paragraph 4 of note 2 to the effect that all of the assets will be sold in connection with the reorganization, since the Funds’ portfolios are nearly identical, (3) you requested that we correct the statement in the last sentence of note 4 that the Manager will bear the reorganization costs, since the Funds will bear these costs, and (4) you noted that the Pro Forma combined net assets, in note 5, do not equal the sum of the Acquired and Acquiring Fund net assets, and you requested that the combined net assets should be reduced by the reorganization costs to be paid by the Funds.

Response:  With respect to paragraph 4 of note 2, the statement that all of the assets of each Acquired Fund will be sold in connection with the reorganization is correct. The portfolios are substantially identical; however, as an operational matter, the Acquired Fund will redeem its underlying fund holdings in connection with the reorganization, and then the Acquiring Fund will purchase materially identical positions in the same underlying funds. With respect to the other comments, we will make the changes requested.

Comment:  In the Portfolio of Investments, you requested (1) that the net assets of the combined fund should be reduced by reorganization costs and explained in a footnote, and (2) for the Moderate Fund only, that we confirm total unrealized appreciation and depreciation shown in the futures table, as this data does not agree with Note 6.

Response:  We will make the changes requested.
Allianz Investment Management LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. www.allianzlife.com

Allianz Investment Management LLC is a registered investment adviser that is a wholly owned subsidiary of Allianz Life
Insurance Company of North America. This information is confidential and is intended only for the use of the individusl(s)
and/or entities named above. This information should not be copied, forwarded, or further disseminated.

The Registrant acknowledges that the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing. Staff comments on the filing and changes to the filing following staff comments do not foreclose the Commission from taking an action with respect to the filing and does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Registrant understands that it cannot raise the fact that the staff reviewed the filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Erik Nelson

Erik Nelson
Chief Legal Officer

763/765-7453
Erik.Nelson@allianzlife.com
Allianz Investment Management LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. www.allianzlife.com

Allianz Investment Management LLC is a registered investment adviser that is a wholly owned subsidiary of Allianz Life
Insurance Company of North America. This information is confidential and is intended only for the use of the individusl(s)
and/or entities named above. This information should not be copied, forwarded, or further disseminated.